EXHIBIT 99
DSW INC.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Retail Ventures, Inc. (the “Company”) desires to take advantage of the “safe harbor” provisions of the Act.
Certain information in this Form 10-Q, particularly information regarding future economic performance and finances, and plans, expectations and objectives of management, is forward looking. The following factors, in addition to other possible factors not listed, could affect the Company’s actual results and cause such results to differ materially from those expressed in forward-looking statements:
We intend to open new DSW stores at an increased rate compared to historical years, which could strain our resources and have a material adverse effect on our business and financial performance.
Our continued and future growth largely depends on our ability to successfully open and operate new DSW stores on a profitable basis. During fiscal 2004, fiscal 2003 and fiscal 2002, we opened 30 (net of one store closing during that period), 16 and 22 new DSW stores, respectively. We intend to open approximately 30 stores per year in each of the next four fiscal years. This continued expansion could place increased demands on our financial, managerial, operational and administrative resources. For example, our planned expansion will require us to increase continually the number of people we employ as well as to monitor and upgrade our management information and other systems and our distribution facilities. These increased demands and operating complexities could cause us to operate our business less efficiently, adversely affect our operations and financial performance and slow our growth.
We may be unable to open all the stores contemplated by our growth strategy on a timely basis, and new stores we open may not be profitable or may have an adverse impact on the profitability of existing stores, either of which could have a material adverse effect on our business, financial condition and results of operations.
We intend to open approximately 30 stores per year in each of the next four fiscal years. However, we may not achieve our planned expansion on a timely and profitable basis or achieve results in new locations similar to those achieved in existing locations in prior periods. Our ability to open and operate new DSW stores successfully on a timely and profitable basis depends on many factors, including, among others, our ability to:
•	identify suitable markets and sites for new store locations;

•	negotiate favorable lease terms;

•	build-out or refurbish sites on a timely and effective basis;

•	obtain sufficient levels of inventory to meet the needs of new stores;

•	obtain sufficient financing and capital resources or generate sufficient cash flows from operations to fund growth;

•	open new stores at costs not significantly greater than those anticipated;

•	successfully open new DSW stores in regions of the United States in which we currently have few or no stores;

•	control the costs of other capital investments associated with store openings, including, for example, those related to the expansion of distribution facilities;

•	hire, train and retain qualified managers and store personnel; and

•	successfully integrate new stores into our existing infrastructure, operations and management and distribution systems or adapt such infrastructure, operations and systems to accommodate our growth.
As a result, we may be unable to open new stores at the rates expected or at all. If we fail to successfully implement our growth strategy, the opening of new DSW stores could be delayed or prevented, could cost more than anticipated and could divert resources from other areas of our business, any of which could have a material adverse effect on our business, financial condition and results of operations.
To the extent that we open new DSW stores in our existing markets, we may experience reduced net sales in existing stores in those markets. As the number of our stores increases, our stores will become more concentrated in the markets we serve. As a result, the number of customers and financial performance of individual stores may decline and the average sales per square foot at our stores may be reduced. This could have a material adverse effect on our business, financial condition and results of operations.
We rely on our good relationships with vendors to purchase brand name and designer merchandise at favorable prices. If these relationships were to be impaired, we may not be able to obtain a sufficient selection of merchandise at attractive prices, and we may not be able to respond promptly to changing fashion trends, either of which could have a negative impact on our competitive position, our business and financial performance.
We do not have long-term supply agreements or exclusive arrangements with any vendors and, therefore, our success depends on maintaining good relations with our vendors. Our growth strategy depends to a significant extent on the willingness and ability of our vendors to supply us with sufficient inventory to stock our new stores. If we fail to strengthen our relations with our existing vendors or to enhance the quality of merchandise they supply us, and if we cannot maintain or acquire new vendors of in-season brand name and designer merchandise, our ability to obtain a sufficient amount and variety of merchandise at favorable prices may be limited, which could have a negative impact on our competitive position. In addition, our inability to stock our DSW stores with in-season merchandise at attractive prices could result in lower net sales and decreased customer interest in our stores, which, in turn, would adversely affect our financial performance.
We may be unable to anticipate and respond to fashion trends and consumer preferences in the markets in which we operate, which could adversely affect our business, financial condition and results of operations.
Our merchandising strategy is based on identifying each region’s customer base and having the proper mix of products in each store to attract our target customers in that region. This requires us to anticipate and respond to numerous and fluctuating variables in fashion trends and other conditions in the markets in which our stores are situated. A variety of factors will affect our ability to maintain the proper mix of products in each store, including:
•	variations in local economic conditions, which could affect our customers’ discretionary spending;

•	unanticipated fashion trends;

•	our success in developing and maintaining vendor relationships that provide us access to in-season merchandise at attractive prices;

•	our success in distributing merchandise to our stores in an efficient manner; and

•	changes in weather patterns, which in turn affect consumer preferences.

If we are unable to anticipate and fulfill the merchandise needs of each region, we may experience decreases in our net sales and may be forced to increase markdowns in relation to slow-moving merchandise, either of which could have an adverse effect on our business, financial condition and results of operations.
Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons, which could result in a decline in the price of our Class A Common Shares.
Our business is sensitive to customers’ spending patterns, which in turn are subject to prevailing regional and national economic conditions and the general level of economic activity. Our comparable store sales and quarterly results of operations have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of other factors affect our comparable store sales and quarterly financial performance, including:
•	changes in our merchandising strategy;

•	timing and concentration of new DSW store openings and related pre-opening and other start-up costs;

•	levels of pre-opening expenses associated with new DSW stores;

•	changes in our merchandise mix;

•	changes in and regional variations in demographic and population characteristics;

•	timing of promotional events;

•	seasonal fluctuations due to weather conditions;

•	actions by our competitors; and

•	general United States economic conditions and, in particular, the retail sales environment.
Accordingly, our results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may decrease. Our future financial performance may fall below the expectations of securities analysts and investors. In that event, the price of our Class A Common Shares would likely decline.
We rely on a single distribution center. The loss or disruption of our centralized distribution center or our failure in the future to add additional distribution facilities could have an adverse effect on our business and operations.
Most of our inventory is shipped directly from suppliers to a single centralized distribution center in Columbus, Ohio, where the inventory is then processed, sorted and shipped to one of 11 pool locations located throughout the country and then on to our stores. Our operating results depend on the orderly operation of our receiving and distribution process, which in turn depends on third-party vendors’ adherence to shipping schedules and our effective management of our distribution facilities. We may not anticipate all the changing demands that our expanding operations will impose on our receiving and distribution system, and events beyond our control, such as disruptions in operations due to fire or other catastrophic events, labor disagreements or shipping problems, may result in delays in the delivery of merchandise to our stores.
We may need to increase our distribution capacity in the future to accommodate our expanding retail store base. Because our ability to expand our distribution facilities at our current site is limited, we may need to acquire, construct or lease additional distribution facilities in other geographic locations to accommodate our planned expansion. We may also need to invest in additional information technology to achieve a unified receiving and distribution system.

While we maintain business interruption and property insurance, in the event our distribution center were to be shut down for any reason or if we were to incur higher costs and longer lead times in connection with a disruption at our distribution center, our insurance may not be sufficient, and insurance proceeds may not be timely paid to us.
We are dependent on Retail Ventures to provide us with many key services for our business. The agreements we entered into with Retail Ventures in connection with our IPO could restrict our operations and adversely affect our financial condition. Our prior and continuing relationship with Retail Ventures exposes us to risks attributable to Retail Ventures’ business.
From 1998 until the completion of its IPO, DSW was operated as a wholly-owned subsidiary of Value City Department Stores, Inc. or Retail Ventures, and many key services required by DSW for the operation of its business were provided by Retail Ventures and its subsidiaries. In connection with our IPO, we entered into agreements with Retail Ventures related to the separation of our business operations from Retail Ventures including, among others, a master separation agreement, a shared services agreement and a tax separation agreement.
Under the terms of the shared services agreement, which when signed became effective as of January 30, 2005, Retail Ventures will provide us with key services relating to import administration, risk management, information technology, tax, logistics and inbound transportation management, legal services, financial services, shared benefits administration and payroll and will maintain insurance for us and for our directors, officers, and employees. In turn, we will provide several subsidiaries of Retail Ventures with services relating to planning and allocation support, distribution services and outbound transportation management, site research, lease negotiation, store design and construction management. The initial term of the shared services agreement will expire at the end of fiscal 2007 and will be extended automatically for additional one-year terms unless terminated by one of the parties. We expect some of these services to be provided for longer or shorter periods than the initial term. We believe it is necessary for Retail Ventures to provide these services for us under the shared services agreement to facilitate the efficient operation of our business.
Once the transition periods specified in the shared services agreement have expired and are not renewed, or if Retail Ventures does not or is unable to perform its obligations under the shared services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to timely implement substitute arrangements on terms that are favorable to us, or at all, which would have an adverse effect on our business, financial condition and results of operations.
The tax separation agreement, which became effective upon the consummation of our IPO, governs the respective rights, responsibilities, and obligations of Retail Ventures and us with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding taxes and related tax returns. Although Retail Ventures does not intend or plan to undertake a spin-off of our stock to Retail Ventures stockholders, we and Retail Ventures have agreed to set forth our respective rights, responsibilities and obligations with respect to any possible spin-off in the tax separation agreement. If Retail Ventures were to decide to pursue a possible spin-off, we have agreed to cooperate with Retail Ventures and to take any and all actions reasonably requested by Retail Ventures in connection with such a transaction. We have also agreed not to knowingly take or fail to take any actions that could reasonably be expected to preclude Retail Ventures’ ability to undertake a tax-free spin-off. In addition, we generally would be responsible for any taxes resulting from the failure of a spin-off to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, any action or failure to act by us or certain transactions in our stock (including transactions over which we would have no control, such as acquisitions of our stock and the exercise of warrants, options, exchange rights, conversion rights or similar arrangements with respect to our stock) following or preceding a spin-off. We would also be responsible for a percentage (based on the relative market capitalizations of DSW and Retail Ventures at the time of such spin-off) of such taxes to the extent such taxes are not otherwise attributable to DSW or Retail Ventures. Our agreements in connection with such tax matters last indefinitely.
Retail Ventures is obligated to indemnify us for losses that a party may seek to impose upon us or our affiliates for liabilities relating to the Retail Ventures business that are incurred through a breach of the master separation agreement between us and Retail Ventures or any ancillary agreement between us and Retail Ventures or its non-DSW affiliates, if such losses are attributable to Retail Ventures in connection with our IPO or are not expressly assumed by us under the master separation agreement. Any claims made against us that are properly attributable to Retail Ventures or Value City in accordance with these arrangements would require us to exercise our rights under the master separation agreement to obtain payment from Retail Ventures. We are exposed to the risk that, in these circumstances, Retail Ventures cannot, or will not, make the required payment. If this were to occur, our business and financial performance could be adversely affected.
Prior to our IPO, we had not been operated as a stand-alone company since 1998. Our business no longer has access to the borrowing capacity, cash flow, assets and some services provided by Retail Ventures and its subsidiaries as we did while we were wholly-owned by Retail Ventures.
Our failure to retain our existing senior management team and to continue to attract qualified new personnel could adversely affect our business.
Our business requires disciplined execution at all levels of our organization to ensure that we continually have sufficient inventories of assorted brand name merchandise at below traditional retail prices. This execution requires an experienced and talented management team. If we were to lose the benefit of the experience, efforts and abilities of any of our key executive and buying personnel, our business could be materially adversely affected. We have entered into employment agreements with several of these officers. Furthermore, our ability to manage our retail expansion will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified managerial and merchandising personnel. Competition for these types of personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate our business profitably.
We may be unable to compete favorably in our highly competitive market.
The retail footwear market is highly competitive with few barriers to entry. We compete against a diverse group of retailers, both small and large, including locally owned shoe stores, regional and national department stores, specialty retailers and discount chains. Some of our competitors are larger and have substantially greater resources than we do. Our success depends on our ability to remain competitive with respect to style, price, brand availability and customer service. The performance of our competitors, as well as a change in their pricing policies, marketing activities and other business strategies, could have a material adverse effect on our business, financial condition, results of operations and our market share.
A decline in general economic conditions, or the outbreak or escalation of war or terrorist acts, could lead to reduced consumer demand for our footwear and accessories.
Consumer spending habits, including spending for the footwear and related accessories that we sell, are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, prevailing interest rates, income tax rates and policies, consumer confidence and consumer perception of economic conditions. In addition, consumer purchasing patterns may be influenced by consumers’ disposable income. A general slowdown in the United States economy or an uncertain economic outlook could adversely affect consumer spending habits.
Consumer confidence is also affected by the domestic and international political situation. The outbreak or escalation of war, or the occurrence of terrorist acts or other hostilities in or affecting the United States, could lead to a decrease in spending by consumers. In the event of an economic slowdown, we could experience lower net sales than expected on a quarterly or annual basis and be forced to delay or slow our retail expansion plans.
We rely on foreign sources for our merchandise, and our business is therefore subject to risks associated with international trade.
We purchase merchandise from domestic and foreign vendors. In addition, many of our domestic vendors import a large portion of their merchandise from abroad, primarily from China, Brazil and Italy. We believe that almost all the merchandise we purchase is manufactured outside the United States. For this reason, we face risks inherent in purchasing from foreign suppliers, such as:
•	economic and political instability in countries where these suppliers are located;

•	international hostilities or acts of war or terrorism affecting the United States or foreign countries from which our merchandise is sourced;

•	increases in shipping costs;

•	transportation delays and interruptions, including as a result of increased inspections of import shipments by domestic authorities;

•	work stoppages;

•	adverse fluctuations in currency exchange rates;

•	United States laws affecting the importation of goods, including duties, tariffs and quotas and other non-tariff barriers;

•	expropriation or nationalization;

•	changes in local government administration and governmental policies;

•	changes in import duties or quotas;

•	compliance with trade and foreign tax laws; and

•	local business practices, including compliance with local laws and with domestic and international labor standards.
We require our vendors to operate in compliance with applicable laws and regulations and our internal requirements. However, we do not control our vendors or their labor and business practices. The violation of labor or other laws by one of our vendors could have an adverse effect on our business.
Our new secured revolving credit facility could limit our operational flexibility.
In July 2005, we entered into a new $150 million secured revolving credit facility with a term of five years. Under this new facility, we and our subsidiary, DSW Shoe Warehouse, Inc. (“DSWSW”), are named as co-borrowers. This new facility has borrowing base restrictions and provides for borrowings at variable interest rates based on the London Interbank Offered Rate, the prime rate and the Federal Funds effective rate, plus a margin. Our obligations under our new secured revolving credit facility are secured by a lien on substantially all of our and DSWSW’s personal property and a pledge of all of our shares of DSWSW. In addition, this facility contains usual and customary restrictive covenants relating to our management and the operation of our business. These covenants, among other things, restrict our ability to grant liens on our assets, incur additional indebtedness, open or close stores, pay cash dividends and redeem our stock, enter into transactions with affiliates and merge or consolidate with another entity. In addition, if at any time we utilize over 90% of our borrowing capacity under this facility, we must comply with a fixed charge coverage ratio test set forth in the facility documents. These covenants could restrict our operational flexibility, and any failure to comply with these covenants or our payment obligations would limit our ability to borrow under the new secured revolving credit facility and, in certain circumstances, may allow the lenders thereunder to require repayment.

From 1998 until its IPO, DSW was not operated as an entity separate from Value City and Retail Ventures, and, as a result, DSW’s historical and pro forma financial information may not be indicative of DSW’s historical financial results or future financial performance.
Our consolidated financial information included in this Form 10-Q, as it relates to periods before July 5, 2005, may not be indicative of our future financial performance. This is because these statements do not necessarily reflect the historical financial condition, results of operations and cash flows of DSW as they would have been had we been operated during the periods presented as a separate, stand-alone entity.
Our consolidated financial information, as it relates to periods before July 5, 2005, assumes that DSW, for the periods presented, had existed as a separate legal entity, and has been derived from the consolidated financial statements of Retail Ventures. Some costs have been reflected in the consolidated financial statements that are not necessarily indicative of the costs that we would have incurred had we operated as an independent, stand-alone entity for all periods presented. These costs include allocated portions of Retail Ventures’ corporate overhead, interest expense and income taxes.
We face security risks related to our electronic processing and transmission of confidential customer information. On March 8, 2005, we announced the theft of credit card and other purchase information relating to DSW customers. This security breach could adversely affect our reputation and business and subject us to liability.
We rely on commercially available encryption software and other technologies to provide security for processing and transmission of confidential customer information, such as credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments, including improper acts by third parties, may result in a compromise or breach of the security measures we use to protect customer transaction data. Compromises of these security systems could have a material adverse effect on our reputation and business, and may subject us to significant liabilities and reporting obligations. A party who is able to circumvent our security measures could misappropriate our information, cause interruptions in our operations, damage our reputation and customers’ willingness to shop in our stores and subject us to possible liability. We may be required to expend significant capital and other resources to protect against these security breaches or to alleviate problems caused by these breaches.
On March 8, 2005, Retail Ventures announced that it had learned of the theft of credit card and other purchase information from a portion of DSW customers. On April 18, 2005, Retail Ventures issued the findings from our investigation into the theft. The theft took place primarily over two weeks and covered all customers who made purchases at 108 DSW stores, primarily during a three-month period from mid-November 2004 to mid-February 2005. Transaction information involving approximately 1.4 million credit cards was obtained. For each card, the stolen information included credit card or debit card numbers, name and transaction amount. In addition, data from transactions involving approximately 96,000 checks were stolen. In these cases, checking account numbers and driver’s license numbers were obtained.
We have contacted and are cooperating with law enforcement and other authorities with regard to this matter. To mitigate potential negative effects on our business and financial performance, we are working with credit card companies and issuers and have contacted as many of our affected customers as possible. In addition, we worked with a leading computer security firm to minimize the risk of any future data theft. We are involved in several legal proceedings arising out of this incident that, after consultation with counsel, we believe will not exceed the reserves we have currently recorded.
In connection with this matter, we entered into a proposed consent order with the Federal Trade Commission (“FTC”), which has jurisdiction over consumer protection matters. The FTC published the proposed order for public comment on December 1, 2005, and copies of the complaint and consent order are available from the FTC’s Web site at http://www.ftc.gov and also from the FTC’s Consumer Response Center, Room 130, 600 Pennsylvania Avenue, N.W., Washington, D.C. 20580. The public comment period expires on January 2, 2006.

We have not admitted any wrongdoing or that the facts alleged in the FTC’s proposed unfairness complaint are true. Under the consent order as proposed, DSW will pay no fine or damages. DSW has agreed, however, to maintain a comprehensive information security program, much of which was put in place shortly after DSW first learned of the theft, and to undergo a biannual assessment of such program by an independent third party.
There can be no assurance that there will not be additional proceedings or claims brought against us in the future. We have contested and will continue to vigorously contest the claims made against us and will continue to explore our defenses and possible claims against others.
As of October 29, 2005, we estimate that the potential exposures for losses related to this theft, including exposure under currently pending proceedings, range from approximately $6.5 million to approximately $9.5 million. Because of many factors, including the early development of information regarding the theft and recoverability under insurance policies, there is no amount in the estimated range that represents a better estimate than any other amount in the range. Therefore, in accordance with Financial Accounting Standard No. 5, “Accounting for Contingencies,” we have accrued a charge to operations in the first quarter of fiscal 2005 equal to the low end of the range set forth above, or $6.5 million. As the situation develops and more information becomes available to us, the amount of the reserve may increase or decrease accordingly. The amount of any such change may be material.
Although difficult to quantify, since the announcement of the theft, we have not yet discerned any material negative effect on sales trends we believe are attributable to the theft. However, this many not be indiciative of the long-term developments regarding this matter.
We are controlled directly by Retail Ventures and indirectly by Schottenstein Stores Corporation, whose interests may differ from other shareholders.
Retail Ventures, a public corporation, owns 100% of our Class B Common Shares, which represents approximately 63.0% of our outstanding Common Shares. These shares collectively represent approximately 93.2% of the combined voting power of our outstanding Common Shares. Approximately 48.2% of Retail Ventures’ common shares on a fully diluted basis are beneficially owned by Schottenstein Stores Corporation, or SSC, a privately held corporation controlled by Jay L. Schottenstein, the Chairman of the Board of Directors of DSW and Retail Ventures and the Chief Executive Officer of DSW, and members of his immediate family. Given their respective ownership interests, Retail Ventures and, indirectly, SSC, will be able to control or substantially influence the outcome of all matters submitted to our shareholders for approval, including:
•	the election of directors;

•	mergers or other business combinations; and

•	acquisitions or dispositions of assets.
The interests of Retail Ventures or SSC may differ from or be opposed to the interests of our other shareholders, and their control may have the effect of delaying or preventing a change in control that may be favored by other shareholders.
SSC and Retail Ventures or its affiliates may compete directly against us.
Corporate opportunities may arise in the area of potential competitive business activities that may be attractive to Retail Ventures, SSC and us in the area of employee recruiting and retention. Any competition could intensify if Value City Department Stores LLC, or Value City, begins to carry an assortment of shoes in its stores similar to those found in our stores, target customers similar to ours or adopt a similar business model or strategy for its shoe businesses. Given that Value City is a wholly-owned subsidiary of Retail Ventures and DSW is not wholly-owned, Retail Ventures and SSC may be inclined to direct relevant corporate opportunities to Value City rather than us.
Our amended and restated articles of incorporation (our “Articles”) provide that Retail Ventures and SSC are under no obligation to communicate or offer any corporate opportunity to us. In addition, Retail Ventures and SSC have the right to engage in similar activities as us, do business with our suppliers and customers and, except as limited by the master separation agreement between us and Retail Ventures, employ or otherwise engage any of our officers or employees. SSC and its affiliates engage in a variety of businesses, including, but not limited to, business and inventory liquidations and real estate acquisitions. Our Articles also outline how corporate opportunities are to be assigned in the event that our, Retail Ventures’ or SSC’s directors and officers learn of corporate opportunities.
Some of our directors and officers also serve as directors or officers of Retail Ventures, and may have conflicts of interest because they may own Retail Ventures stock or options to purchase Retail Ventures stock, or they may receive cash-based or equity-based awards based on the performance of Retail Ventures.
Some of our directors and officers also serve as directors or officers of Retail Ventures and may own Retail Ventures stock or options to purchase Retail Ventures stock, or they may be entitled to participate in the Retail Ventures incentive plans. Jay L. Schottenstein is our Chief Executive Officer and Chairman of the Board of Directors and Chairman of the Board of Directors of Retail Ventures; Heywood Wilansky is a director of DSW and Chief Executive Officer of Retail Ventures; Harvey L. Sonnenberg is a director of DSW and of Retail Ventures; Julia A. Davis is Executive Vice President and General Counsel of both DSW and Retail Ventures, and serves as Secretary and Assistant Secretary for DSW and Retail Ventures, respectively; Steven E. Miller is Senior Vice President and Controller of both DSW and Retail Ventures; and James A. McGrady is a Vice President of DSW and Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Retail Ventures. Retail Ventures’ incentive plans provide cash-based and equity-based compensation to employees based on Retail Ventures’ performance. These employment arrangements and ownership interests or cash-based or equity-based awards could create, or appear to create, potential conflicts of interest when directors or officers who own Retail Ventures stock or stock options or who participate in the Retail Ventures’ incentive plans are faced with decisions that could have different implications for Retail Ventures than they do for us. These potential conflicts of interest may not be resolved in our favor.